SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of Ambev S.A. (the “Company”) are invited to attend a meeting to be held on April 29, 2016, at 2:00 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4th floor, Itaim Bibi, in the City and State of São Paulo, for the Ordinary and Extraordinary General Meeting, to resolve on the following AGENDA:

(a)                Ordinary General Meeting:

(i)                 analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2015;

(ii)               allocation of the net profits for the fiscal year ended December 31, 2015 and ratification of the payment of interest on own capital and distribution of dividends, related to the fiscal year ended on December 31, 2015, approved by the Board of Directors at meetings held on February 23rd, 2015, May 13th, 2015, August 28th, 2015, December 1st, 2015 and January 15th, 2016;

(iii)             election of the members of the Company’s Fiscal Council and their respective alternates for a term in office until the Ordinary General Meeting to be held in 2017; and

(iv)             ratification of the amounts paid out as compensation to the management and to the members of the Fiscal Council of the Company during the fiscal year ended December 31, 2015 and establishing the overall compensation of the management and of the members of the Fiscal Council for the fiscal year of 2016.

(b)               Extraordinary General Meeting:

(i)                   to examine, discuss and approve all the terms and conditions of the Protocol and Justification of the Mergers with and into the Company of Cervejarias Reunidas Skol Caracu S.A. (“Skol”) and Eagle Distribuidora de Bebidas S.A. (“Eagle”) entered into by the managers of the Company, Skol and Eagle (the “Mergers”);

(ii)                 to ratify the retention of the specialized firm APSIS Consultoria Empresarial Ltda. to prepare the valuation reports of the net equity of Skol and Eagle, based on its book value, for purposes of sections 227 and 8 of Law No. 6,404/76 (“Valuation Report”);

(iii)               to approve the Valuation Report;

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(iv)               to approve the Mergers;

(v)                 to authorize the Company’s Executive Committee to perform all acts necessary for the consummation of the mergers; and

(vi)               to approve the Company’s Share-based Compensation Plan.

General Information:

-       The Company informs its shareholders that on February 25, 2015 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) annual management report; (ii) financial statements regarding the fiscal year ended on December 31, 2014; (iii) report of the independent accountant’s opinion; and (iv) Fiscal Council’s opinion.

-       The documents and information referred to above and those listed in CVM Ruling n. 481/09 were presented to the Comissão de Valores Mobiliários – CVM (“CVM”)  by means of its Information System Empresas.Net, in accordance with Article 6 of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (www.ri.ambev.com.br), and on BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and CVM websites (www.bmfbovespa.com.br and www.cvm.gov.br, respectively).

-       The shareholder or its legal agent must present valid identification in order to vote at the meeting.

-       Proxies containing special powers for representation in the general meeting should be deposited at the Company’s headquarters (att.: Pedro de Abreu Mariani, General Counsel), at least 3 (three) business days prior to the date scheduled for the meetings.

-       Shareholders taking part in the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros Registered Stocks Fungible Custody that plan on attending these Ordinary and Extraordinary General Meetings shall submit a statement containing their respective stock ownership, issued by qualified entity, within 48 hours prior to the meetings.

São Paulo, March 29, 2016

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer